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(212) 756-2533                                          kenneth.gerstein@srz.com





                                 August 17, 2005


VIA EDGAR
---------

Mr. Kevin Rupert
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

              Re: Comments on Commonwealth Cash Reserve Fund, Inc. Semi-Annual
                  Report on Form N-CSR for the Period Ended June 30, 2004 and Post-Effective Amendment No. 34 to Registration Statement on Form N-1A (File Numbers 33-10754 and 811-04933)
                  --------------------------------------------------------------

Dear Mr. Rupert:

         On behalf of Commonwealth Cash Reserve Fund, Inc. (the "Fund"), I am submitting this letter in response to the oral comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") given to Tamar Goldstein on July 18, 2005 on Post-Effective Amendment No. 34 to the Fund's Registration Statement on Form N-1A as filed on July 1, 2005 pursuant to Rule 485(b) (the "Registration Statement"), and the Fund's Semi-Annual Report on Form N-CSR for the three-month period ended June 30, 2004, filed on September 7, 2004 (the "N-CSR"). The N-CSR contains the semi-annual financial statements for two portfolios of the Fund: the Commonwealth Cash Reserve Fund (the "Prime Portfolio") and the Federal Portfolio (the "Federal Portfolio") (collectively, the "Portfolios").

         I have set forth your comments below in italics and have provided a response to each comment. Capitalized terms used but not defined in this letter have the same meanings given in the Registration Statement or the N-CSR, as applicable. If I have misinterpreted or not captured the full sense of any of your comments, please let me know.

         1. WITH REGARD TO THE N-CSR, THE PRIME PORTFOLIO'S STATEMENT OF NET ASSETS FOR THE PERIOD ENDED JUNE 30, 2004 LISTS MATURITY DATES OF TWO CORPORATE NOTES AS "6/15/04." HOWEVER, THIS DATE HAD PASSED PRIOR TO THE END OF THE PERIOD COVERED BY THE N-CSR.


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Page 2


                The section of the Statement of Net Assets entitled "Corporate Notes" lists the maturity dates for one note issued by Citigroup, Inc. and one note issued by General Electric Capital Corp. as "6/15/04." I have been advised by PFM Asset Management LLC ("PFMAM"), the Fund's Investment Adviser and Administrator, that the maturity dates appearing in the N-CSR are typographical errors, and that the correct maturity date for each of these notes is June 15, 2005.

         2. WITH REGARD TO THE REGISTRATION STATEMENT, THE EXPENSE TABLE IN THE "PORTFOLIO EXPENSES" SECTION OF EACH PORTFOLIO'S PROSPECTUS INDICATES DISTRIBUTION EXPENSES FOR EACH FUND'S INSTITUTIONAL AND INVESTOR CLASSES OF SHARES OF 0.00%. HOWEVER, THE "STATEMENTS OF OPERATIONS" IN THE FUNDS' SEMI-ANNUAL REPORTS FOR THE PERIOD ENDED DECEMBER 31, 2004, FILED ON FORM N-CSR ON MARCH 11, 2005 (THE "FINANCIALS"), REFLECT DISTRIBUTION FEES FOR THAT PERIOD OF $25,000 AND $4,000 FOR THE PRIME PORTFOLIO AND THE FEDERAL PORTFOLIO, RESPECTIVELY (EACH, A "DISTRIBUTION FEE"). PLEASE EXPLAIN THESE DIFFERENCES.

         Prior to July 1, 2005, and during the period shown in the Financials, Commonwealth Financial Group, Inc. ("CFG") served as the distributor of shares of the Portfolios pursuant to a distribution agreement (the "Previous Distribution Agreement"). Under the Previous Distribution Agreement, CFG was paid a fee for its services as distributor, which was allocated to the Portfolios based on their relative net assets, as follows:

         Aggregate Monthly Average Daily
         Net Assets of Portfolios                     Annual Fee
         ------------------------                     ----------
           under $100 mm                              $12,000
           between $100 mm - $200 mm                  $18,000
           between $200 mm - $300 mm                  $24,000
           between $300 mm - $400 mm                  $30,000
           between $400 mm - $500 mm                  $36,000
           between $500 mm - $600 mm                  $42,000
           over $600                                  $48,000


         The distribution fee was paid to CFG pursuant to a Rule 12b-1 Plan adopted by the Portfolios (the "Plan"). Under the Plan, the Portfolios are each authorized to pay distribution and distribution-related expenses in amounts which may not exceed the annual rate of .25% of the average daily net asset value of that Portfolio on an annual basis for such fiscal year. Any amounts paid by the Portfolios pursuant to the Plan must be approved by the Fund's Board of Directors. Payments made were net of voluntary fee waivers made by CFG.

         Effective July 1, 2005, PFM Fund Distributors, Inc. (the "Distributor") (an affiliate of PFMAM) commenced serving as the distributor of shares of the Portfolios pursuant to a distribution agreement with the Fund (the "Current Distribution Agreement"). Under the Current Distribution Agreement, the Distributor does not charge a distribution fee and is required to bear all of the costs associated with distribution of shares of each Portfolio, including the incremental costs of printing and mailing prospectuses, annual reports and other periodic reports for distribution to prospective investors and the costs of printing, distributing and publishing


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Page 3


sales literature and advertising materials (except for such distribution-related expenses as may be approved by the Fund's Board of Directors).

         Because the Portfolios do not pay a distribution fee and the Board of Directors has not approved the payment of any distribution-related expenses by the Portfolios as of the date of the Registration Statement, it is not expected that any distribution-related fees or expenses will be incurred by the Portfolios during the current fiscal year. Instruction 3(d)(ii) of Item 3 on Form N-1A provides that, if there have been any changes in "Annual Fund Operating Expenses" that would materially affect the information disclosed in the expense table, then the expense information should be restated using the current fees as if they had been in effect during the previous fiscal year. Instruction 3(d)(iii) of Item 3 on Form N-1A states that a change in "Annual Fund Operating Expenses" means an increase or decrease in expenses that occurred during the most recent fiscal year or that is expected to occur during the current fiscal year. Based on the foregoing, the Fund revised the expense tables to reflect distribution fees of 0.00%.

                                     * * * *

In addition to the foregoing, the Fund acknowledges that:

   o The Fund is responsible for the adequacy and accuracy of the disclosures in the Registration Statement;

   o Although the Staff has provided the Fund comments on the disclosures in the Registration Statement reviewed by the Staff, such comments do not foreclose the Commission from taking any action with respect to the filing of the Registration Statement; and

   o The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Fund believes that this response fully addresses your comments. If you have any questions or require further information, please call me at (212) 756-2533. Thank you for your assistance regarding this matter.



                                         Sincerely yours,


                                         /s/ Kenneth S. Gerstein
                                         -----------------------
                                         Kenneth S. Gerstein